UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Outlook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69012T 206

(CUSIP Number)

BioLexis Pte. Ltd.

36 Robinson Road

#13-01 City House

Singapore, 068877

ATTN: Executive Director

Telephone: +962 6 582 7999 (ext. 1104)

with a copy to:

Shearman & Sterling LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

Attn: J. Russel Denton

(512) 647-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BioLexis Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,893,615 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,893,615 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,893,615 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6% (2)
14.	TYPE OF REPORTING PERSON IV

(1)	Includes an aggregate of 68,112 shares of Series A-1 Convertible Preferred Stock (“Preferred Stock”), which converts into an aggregate of 1,287,178 Shares.
(2)	This percentage is calculated based upon 43,088,776 Shares outstanding based on information provided by the Issuer, plus 1,287,178 Shares underlying the Preferred Stock.

1.		Names of Reporting Persons Ghiath M. Sukhtian
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.		CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,893,615 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,893,615 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,893,615 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6% (2)
14.		TYPE OF REPORTING PERSON IN

(1)	Includes an aggregate of 68,112 shares of Preferred Stock, which converts into an aggregate of 1,287,178 Shares.
(2)	This percentage is calculated based upon 43,088,776 Shares outstanding based on information provided by the Issuer, plus 1,287,178 Shares underlying the Preferred Stock.

1.	Names of Reporting Persons Arun Kumar Pillai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK B IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,893,615 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,893,615 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,893,615 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes an aggregate of 68,112 shares of Preferred Stock, which converts into an aggregate of 1,287,178 Shares.
(2)	This percentage is calculated based upon 43,088,776 Shares outstanding based on information provided by the Issuer, plus 1,287,178 Shares underlying the Preferred Stock.

This Amendment No. 10 (“Amendment No. 7”) to Schedule 13D supplements and amends the statement on Schedule 13D of BioLexis Pte. Ltd. (formerly known as GMS Tenshi Holdings Pte. Limited), a Singapore private limited company (“BioLexis”), Ghiath M. Sukhtian (“Sukhtian”), and Arun Kumar Pillai (“Kumar”) originally filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2017, and amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto, filed with the SEC on each of November 1, 2017, June 25, 2018, July 20, 2018, November 9, 2018, January 3, 2019, February 5, 2019, April 17, 2019, June 19, 2019 and December 30, 2019 respectively (together, as so amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 10, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 10 to (i) report BioLexis’s amendment and exercise of warrants to purchase Shares of the Issuer, and (ii) report the Issuer and BioLexis entering into COD Amendment Agreement (as defined below).

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 in the Schedule 13D is hereby amended to add the following after the last paragraph:

On January 27, 2020, BioLexis entered into an Amendment to Warrants to Purchase Common Stock with the Issuer (the “Warrant Amendment”) pursuant to which the Issuer and BioLexis agreed to amend the exercise price for the Warrants to Purchase Common Stock of the Issuer dated as of October 31, 2017, May 14, 2018 and June 8, 2018 (the “Warrants”). Pursuant to the Warrant Amendment, On January 29, 2020, BioLexis exercised the Warrants to purchase a total of 4,657,852 Shares for an aggregate price of $1,080,622. The source of funds for such purchases was the working capital of BioLexis and capital contributions made to BioLexis.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read:

This Schedule 13D relates to the acquisition of the Shares and other securities of the Issuer by the Reporting Persons. The securities acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer.

Reference is made to the description of the Investor Rights Agreement, the Investor Rights Agreement Amendment No. 1, the Investor Rights Agreement Amendment No. 2 and the Investor Rights Agreement Amendment No. 3, set forth in Item 6 hereof, which is incorporated herein by reference. Reference is made to the description of the Warrant Amendment and the COD Amendment Agreement set forth in Item 6 hereof, which are each incorporated herein by reference.

Except as set forth above or as would occur upon or in connection with completion of, or following, any of the actions set forth below, the Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the Reporting Persons’ obligations under the November 2018 Purchase Agreement, the Investor Rights Agreement, the Investor Rights Agreement Amendment No. 1, the Investor Rights Agreement Amendment No. 2 and the Investor Rights Agreement Amendment No. 3, the Warrant Amendment and the COD Amendment, depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of the Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read:

(a)–(b)	As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below. Assuming 43,088,776 Shares outstanding based on information provided by the Issuer, plus 1,287,178 Shares underlying the Preferred Stock, for a total of 44,375,954 Shares outstanding, the Shares deemed to be indirectly beneficially owned by the Reporting Persons constitute approximately 51.6% of the Shares. Sukhtian, as the holder of a controlling interest in GMS Holdings, the holder of a controlling interest in GMS Pharma, which owns 50% of the outstanding voting shares of BioLexis, may be deemed to indirectly beneficially own the Shares held by BioLexis. Kumar, as the holder of a controlling interest in Tenshi, which owns 50% of the outstanding voting shares of BioLexis, may also be deemed to indirectly beneficially own the Shares held by BioLexis. As a result, Kumar and Sukhtian share the power to direct the vote and to direct the disposition of the Shares described in Item 6 below.

(c)

On January 29, 2020, BioLexis exercised the Warrants to purchase a total of 4,657,852 Shares for an aggregate price of $1,080,622.

On December 31, 2019, BioLexis received a regular quarterly dividend of 1,661 shares of Preferred Stock pursuant to the terms of such Preferred Stock.

(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read:

Tenshi, a private investment vehicle of Kumar, and GMS Pharma, a private investment company and wholly-owned subsidiary of GMS Holdings, are the 50:50 beneficial owners of BioLexis, in which each of Tenshi and GMS Pharma owns 50% of the outstanding voting shares. Kumar, a natural person, is the holder of a controlling interest in Tenshi. Sukhtian, a natural person, is the holder of a controlling interest in GMS Holdings, which is the holder of a controlling interest in GMS Pharma. By virtue of such relationships, Kumar and Sukhtian may be deemed to have voting and investment power with respect to the securities held by BioLexis noted above and as a result may be deemed to beneficially own such securities for purposes of Rule 13d-3 under the Exchange Act. As of the date of this Schedule 13D, the number of Shares attributable to BioLexis is 22,893,615. Kumar and Sukhtian may also each be considered to hold indirectly the same 22,893,615 Shares.

Item 6 of the Schedule 13D is hereby amended to add the following after the last paragraph:

Warrant Amendment

Item 3 above summarizes certain provisions of the Warrant Amendment and is incorporated herein by reference. The description of the Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrants and the Warrant Amendment, copies of which are attached as Exhibits 11, 12 and 13 to this Schedule 13D, and is incorporated herein by reference.

COD Amendment

On January 27, 2020, BioLexis entered into an Agreement to Amend Series A-1 Convertible Preferred with the Issuer (the “COD Amendment Agreement”) pursuant to which the Issuer agreed to seek stockholder approval of COD Amendment Agreement and the issuance of Shares pursuant to such amended terms, and BioLexis agreed to promptly convert its shares of Preferred Stock pursuant to such amended terms, and in any event, within five business days of stockholder approval thereof. The description of the COD Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the COD Amendment Agreement, a copy of which is attached as Exhibit 14 to this Schedule 13D, and is incorporated herein by reference.

Power of Attorney

On December 30, 2019, BioLexis, Sukhtian and Kumar each executed a Power of Attorney pursuant to which each of them appointed Lawrence Kenyon and Yezan Haddadin and for Sukhtian and Kumar, also Faisal Sukhtian, as attorneys-in-fact to prepare, execute and submit to the SEC certain filings relating to the Shares. Copies of each Power of Attorney are attached as Exhibits 15, 16 and 17 to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, among GMS Tenshi Holdings Pte. Limited, Ghiath M. Sukhtian, and Arun Kumar Pillai, dated January 31, 2020.

2.	Form of Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and the Director or Executive Officer of Outlook Therapeutics, Inc. party thereto, dated September 7, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

3.	Voting and Lock-up Agreement by and between GMS Tenshi Holdings Pte. Limited and Todd Brady, Director Outlook Therapeutics, Inc., dated September 7, 2017 (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

4.	Lock-Up Agreement by and among the Issuer, GMS Tenshi Holdings Pte. Limited and Pankaj Mohan, Ph.D, dated September 7, 2017 (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

5.	Investor Rights Agreement by and between Outlook Therapeutics, Inc. and GMS Tenshi Holdings Pte. Limited, dated September 11, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

6.	First Amendment to the Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

7.	Exchange Agreement by and between Outlook Therapeutics, Inc. and GMS Tenshi Holdings Pte. Limited, dated July 18, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

8.	Second Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on July 19, 2018).

9.	Purchase Agreement by and between the Issuer and BioLexis, dated November 5, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on November 9, 2018).

10.	Third Amendment to Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on November 9, 2018).

11.	Form of Warrant to Purchase Common Stock of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on September 11, 2017).

12.	Form of Warrant to Purchase Common Stock of Outlook Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 of to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on May 15, 2018).

13.	Amendment to Warrants to Purchase Common Stock (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on January 31, 2020).

14.	Agreement to Amend Series A-1 Convertible Preferred (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-37759), filed with the SEC on January 31, 2020).

15.	Power of Attorney by BioLexis Pte Ltd. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.1 to the Form 4 filed by the Reporting Person with the SEC on January 29, 2020).

16.	Power of Attorney by Arun Kumar Pillai dated as of December 30, 2019 (incorporated by reference to Exhibit 24.1 to the Form 4, filed by the Reporting Person with the SEC on January 29, 2020).

17.	Power of Attorney by Ghiath M. Sukhtian. dated as of December 30, 2019 (incorporated by reference to Exhibit 24.1 to the Form 4, filed by the Reporting Person with the SEC on January 29, 2020).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2020

BioLexis Pte. Ltd.

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Ghiath M. Sukhtian

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Arun Kumar Pillai

By:	/s/ Lawrence A. Kenyon
Name:	Lawrence A. Kenyon
Title:	Attorney-in-Fact

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

BioLexis Pte. Ltd.

The following tables set forth certain information with respect to the directors and executive officers of BioLexis Pte.Ltd.

Name, Business Address, Position	Principal Occupation	Citizenship

Faisal Ghiath Sukhtian 7th Circle, Zahran St., Zahran Plaza Building, 4th Floor PO Box 142909 Amman, Jordan 11844 Position: Director	Executive Director at GMS Holdings	Jordan

Kwik Poh Choo 5 Ewe Boon Road Singapore 259316 Position: Director	Director	Singapore

Kannan Pudhucode Radhakrishnan # 30, “Galaxy”, 1st Main, J.P. Nagar, 3rd Phase, Bangalore, India 560078 Position: Director	Director at Tenshi Life Sciences Private Limited	India

Lau Yim Chu Nancy 36 Robinson Road #13-01 City House Singapore 068877 Position: Corporate Secretary	Corporate Secretary	British